December 6, 2017	W. Thomas Conner Shareholder* +1 212 407 7715 tconner@vedderprice.com *Attorney licensed to practice in DC, MA and VA; supervised by Vedder Price P.C. attorneys in the state of New York.

VIA EDGAR

Ms. Jennifer Gowetski
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549

Re:

GraniteShares Platinum Trust
Supplemental Response No.1
Filed November 22, 2017
File No. 333-221325

Dear Ms. Gowetski:

On behalf of GraniteShares Platinum Trust (the “Trust” or the “Registrant”), this letter responds to the written comment the staff of the Securities and Exchange Commission (the “Staff”) provided on November 30, 2017 to the above-referenced supplemental response No. 1.

1.

Comment: We note your response to comment 1 that you do not believe that the trust has a “beneficial interest” in the agreement between GraniteShares, Inc. and World Platinum Investment Council (“WPIC”). However, you state on page 65 that WPIC will receive a fee based on a percentage of the Fund’s net assets in exchange for certain initial payments to the Sponsor to assist with the development, launch and marketing of the Fund by the Sponsor. Please provide a detailed legal analysis explaining why you do not believe the agreement is material to the Fund and/or that the Fund does not have a beneficial interest in this agreement, including specifically describing the initial payments, quantifying the fee and clarifying who will pay the fee. Please also explain how services for the development, launch and marketing of the Fund are not material to the Fund and do not constitute a beneficial interest.

Response: With respect to your first question, the Fund is not a party to the Agreement, nor does it pay fees to WPIC. The Fund pays GraniteShares LLC, the Trust’s sponsor (the “Sponsor”), the Sponsor’s fee, in exchange for the Sponsor to pay for the service providers of the Fund (e.g., the trustee’s fee and the custody fee). Importantly, this is a “unitary fee,” such that the only other fees investors would pay are certain designated “extraordinary” fees. Any amount left at the Sponsor’s level is then paid to GraniteShares Inc. (the parent company of the Sponsor).

Under the agreement between GraniteShares Inc. and WPIC (the “Agreement”), GraniteShares Inc. pays WPIC a fee which corresponds to a percentage of the Sponsor’s fee in return for WPIC’s initial payments to GraniteShares Inc. to assist with the development, launch and marketing costs of the Fund. The Agreement serves the same purpose as any joint venture or financing agreement that, in our experience, many exchange-traded fund (“ETF”) sponsors have entered into in order to finance the start-up of their operations and launch of their ETFs. In this regard, how the Sponsor applies the capital raised to create the Fund is not material to the Fund, which, due to the nature of the Fund’s structure, cannot even be formed without a significant expenditure of resources on the part of GraniteShares Inc. Accordingly, with regard to the provisions of the start-up financing under the Agreement, the Trust does not have a beneficial interest in the Agreement.

December 6, 2017

With regard to the ongoing services to be provided by WPIC under the Agreement, such services are strictly educational in nature and relate to the promotion of investments in platinum generally. WPIC’s corporate mission is to stimulate investor demand for physical platinum and to provide investors with information to support informed investment decisions regarding platinum. In this regard, WPIC’s educational services do not direct potential investors to invest in the Fund and, with the information provided by WPIC regrading investments in platinum, a potential investor may be equally likely to seek out another platinum vehicle for its investment. As such, and in response to your second question, the services provided by WPIC do not constitute a beneficial interest to the Fund.

Based on the above, the Registrant has updated the disclosure in the prospectus as follows:

GraniteShares Inc., the Sponsor’s parent company, has entered into an agreement with the World Platinum Investment Council (“WPIC”) whereby WPIC will receive a percentage of the Sponsor’s fee, paid by Graniteshares Inc., in exchange for certain initial payments to GraniteShares Inc. to assist with the development, launch and marketing of the Fund. Under the agreement, WPIC will also provide educational services generally to potential investors regarding investing in platinum. WPIC will not directly promote investment in the Fund.

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If you have any questions regarding this letter, please call W. Thomas Conner at (212) 407-7715.

Very truly yours,

/s/ W. Thomas Conner

W. Thomas Conner

Shareholder*

WTC

cc:

William Rhind
Benoit Autier
Paul Cline
Robert Telewicz
Stacie Gorman